

13030112

UNITED STATES
[ILLEGIBLE: ...]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-31508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street Road
(No. and Street)

Feasterville	PA	19053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edgar D. Mock, III — 215-322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Dillman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, CCO

Title

SUBSCRIBED AND SWORN TO AND PERSONALLY APPEARED BEFORE ME THIS 20th DAY OF February 13

NOTARY PUBLIC

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joyce M. Frost, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires April 9, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc., (the "Company") as of December 31, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 + *fax* 610-687-0016


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

February 19, 2013
Wayne, Pennsylvania

MONEY MANAGEMENT ADVISORY, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and Cash Equivalents	$	10,982
Commissions Receivable		62,036
Other Receivable		8,047
Prepaid Expenses		9,181
Property and Equipment, Net of Accumulated Depreciation		1,522
TOTAL ASSETS	$	91,768

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions Payable	$	9,798
Accounts Payable and Other Liabilities		9,332
TOTAL LIABILITIES		19,130
Stockholder's Equity		72,638
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	91,768

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Commissions	$	579,124
Other Income		39,055
TOTAL INCOME		618,179
Expenses		
Commissions		201,676
Employee Compensation and Benefits		169,497
Communications and Data Processing		5,571
Occupancy Expense		64,868
Other Expenses		78,373
TOTAL EXPENSES		519,985
NET INCOME	$	98,194

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock*	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2012	$ 100	$ 15,000	$ 54,629	$ 69,729
Net Income	0	0	98,194	98,194
Stockholder's Distributions	0	0	(95,285)	(95,285)
BALANCE, DECEMBER 31, 2012	$ 100	$ 15,000	$ 57,538	$ 72,638

*2,000 Shares Authorized, Issued and Outstanding, No Stated Par Value

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 98,194
Adjustment to Reconcile Net Income to Net Cash Flows Provided by Operating Activities	
Depreciation	1,014
Decrease (Increase) in Assets	
Commissions Receivable	14,177
Other Receivable	(1,436)
Prepaid Expenses	(4,013)
Increase (Decrease) in Liabilities	
Commissions Payable	(13,091)
Accounts Payable and Other Liabilities	1,881
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	96,726
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder's Distributions	(95,285)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,441
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,541
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,982

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Notes to Financial Statements
December 31, 2012

NOTE 1 – Organization and Nature of Business

The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States. The Company is registered with the Securities and Exchange Commission and various States and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also sells life insurance policies and annuities to individuals primarily in the Eastern United States.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest bearing and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Commissions Receivable - Commissions receivable are carried at cost. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its commissions receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The Company uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment (continued) -

The estimated useful lives for depreciation are:

Equipment	3 - 10 Years
Furniture and Fixtures	5 - 7 Years
Leasehold Improvements	10 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell. There was no impairment loss noted as of December 31, 2012.

Fair Value of Financial Instruments - As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, commissions receivable, other receivable, prepaid expenses, commissions payable, and accounts payable and other liabilities approximate fair value because of their short-term maturity.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Investment Advisory Income - Investment advisory fees are received quarterly; however, are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The Company, with the consent of its stockholder, has elected to be an "S" Corporation under Section 1371 of the Internal Revenue Code. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision for federal and state income taxes has been included in the accompanying financial statements.

The Company has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for year prior to 2009.

Advertising Cost - Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2012 was $3,366.

MONEY MANAGEMENT ADVISORY, INC.
Notes to Financial Statements
December 31, 2012

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2012 was as follows:

Equipment	$	19,365
Furniture and Fixtures		22,800
Leasehold Improvements		19,446
TOTAL PROPERTY AND EQUIPMENT		61,611
Less: Accumulated Depreciation		60,089
NET PROPERTY AND EQUIPMENT	$	1,522

Depreciation expense for the year ended December 31, 2012 was $1,014.

NOTE 4 – Related Party Transactions

The Company leases its office facility from a relative of the stockholder under a non-cancelable operating lease with monthly payments totaling $3,000, which expires June 30, 2027. Rental expense for the year ended December 31, 2012 was $36,000.

The following is a schedule by year of future minimum payments for the rental lease agreement described above for the years ended December 31:

2013	$	36,000
2014		36,000
2015		36,000
2016		36,000
2017		36,000
Thereafter		342,000
TOTAL	$	522,000

NOTE 5 - Lease Commitments

The Company leases certain office equipment under various non-cancelable operating leases with monthly payments totaling $874, which expire through December 2014. Rental expense for the year ended December 31, 2012 was $10,664.

The following is a schedule by year of future minimum payments for the non-cancelable operating leases described above for the years ended December 31:

2013	$	5,314
2014		3,640
TOTAL	$	8,954

NOTE 6 - Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $40,957, which was $35,957 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .47 to 1.

NOTE 8 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

NOTE 9 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2013 through February 19, 2013, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.



STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

We have audited the financial statements of Money Management Advisory, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC

February 19, 2013
Wayne, Pennsylvania

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 + *fax* 610-687-0016

MONEY MANAGEMENT ADVISORY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL		
Total Stockholder's Equity		$ 72,638
Deductions		
Non-Allowable Assets		
Commissions Receivable	14,943	
Other Receivable	6,035	
Prepaid Expenses	9,181	
Property and Equipment, Net Accumulated Depreciation	1,522	
TOTAL DEDUCTIONS		31,681
NET CAPITAL		$ 40,957
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 9,798	
Other Liabilities	9,332	
TOTAL AGGREGATE INDEBTEDNESS		$ 19,130
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $19,130)		$ 1,275
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 35,957
EXCESS NET CAPITAL AT 120% NET CAPITAL REQUIREMENT		$ 34,957

MONEY MANAGEMENT ADVISORY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2012

TOTAL AGGREGATE INDEBTEDNESS	$	19,130
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	40,957
AUDIT ADJUSTMENTS		
NO AUDIT ADJUSTMENTS NOTED		0
NET CAPITAL PER ABOVE	$	40,957

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

In planning and performing our audit of the financial statements of Money Management Advisory, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 + *fax* 610-687-0016


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

February 19, 2013
Wayne, Pennsylvania

INDPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Money Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating Money Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Money Management, Inc.'s management is responsible for Money Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 + *fax* 610-687-0016


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

February 19, 2013
Wayne, Pennsylvania